UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

 (Translation of Registrant’s Name Into English)

México

 (Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports March 2010 Traffic

Monterrey, Mexico, April 8, 2010—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports decreased 2.4% in March 2010, as compared to March 2009. Domestic traffic decreased 3.0%, and international traffic was unchanged.

Of total traffic, 96.7% was commercial aviation, and 3.3% was general aviation.

Domestic traffic grew at seven airports. Traffic at the Culiacán, Mazatlán, Chihuahua, and Zacatecas airports benefited principally from growth on the Mexico City, Monterrey, and Guadalajara routes. Durango benefited from an increase in passengers carried by Grupo Aeroméxico and also general aviation traffic. Ciudad Juárez benefited from the opening of VivaAerobus’s route to Guadalajara on March 1st. Finally, Reynosa was boosted by traffic on the Veracruz route.

Domestic traffic decreased at the other six airports, principally as a result of decreases in traffic on the Mexico City routes.

International traffic was unchanged as compared to the prior year period. Ten airports recorded growth, led by Monterrey, Mazatlán, and Durango. Monterrey benefited principally from increases on the routes to Dallas and New York; Mazatlán from the routes to Phoenix and Denver; and Zacatecas airport on its route to Los Angeles.

Zihuatanejo and Acapulco were affected by decreases in charter traffic; in addition Acapulco saw a reduction in passengers on the routes to Houston and Minneapolis.

The total number of flight operations (takeoffs and landings) in the month increased 6.2% as compared to the prior year period.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Total Passengers*

	Mar-09	Mar-10	Change %	Jan-Mar 2009	Jan-Mar 2010	Change %
Acapulco	103,893	88,954	(14.4)	305,668	249,128	(18.5)
Ciudad Juárez	58,358	58,871	0.9	161,315	143,119	(11.3)
Culiacán	90,614	97,600	7.7	247,475	261,565	5.7
Chihuahua	67,915	72,204	6.3	179,219	180,508	0.7
Durango	17,254	19,344	12.1	47,352	49,427	4.4
Mazatlán	80,888	87,159	7.8	232,345	231,281	(0.5)
Monterrey	457,077	446,239	(2.4)	1,276,563	1,168,260	(8.5)
Reynosa	17,207	17,623	2.4	50,171	48,278	(3.8)
San Luis Potosí	19,162	18,022	(5.9)	48,839	47,694	(2.3)
Tampico	44,720	38,029	(15.0)	130,353	99,623	(23.6)
Torreón	33,742	29,723	(11.9)	98,610	82,967	(15.9)
Zacatecas	20,654	24,259	17.5	57,116	62,654	9.7
Zihuatanejo	68,272	55,947	(18.1)	211,528	171,315	(19.0)
OMA Total	**1,079,756**	**1,053,974**	**(2.4)**	**3,046,554**	**2,795,819**	**(8.2)**

Domestic Passengers*

	Mar-09	Mar-10	Change %	Jan-Mar 2009	Jan-Mar 2010	Change %
Acapulco	63,755	50,349	(21.0)	189,833	146,767	(22.7)
Ciudad Juárez	58,129	58,818	1.2	160,934	143,001	(11.1)
Culiacán	89,363	96,278	7.7	243,767	257,845	5.8
Chihuahua	62,182	66,469	6.9	163,312	164,442	0.7
Durango	16,473	18,319	11.2	44,626	45,610	2.2
Mazatlán	28,657	33,587	17.2	85,824	87,404	1.8
Monterrey	399,890	385,386	(3.6)	1,109,743	1,001,861	(9.7)
Reynosa	17,097	17,493	2.3	49,765	47,982	(3.6)
San Luis Potosí	14,573	12,677	(13.0)	34,520	32,937	(4.6)
Tampico	41,589	34,296	(17.5)	120,994	89,259	(26.2)
Torreón	29,923	25,762	(13.9)	86,770	71,937	(17.1)
Zacatecas	13,531	15,837	17.0	37,093	39,139	5.5
Zihuatanejo	27,604	21,605	(21.7)	89,069	63,701	(28.5)
OMA Total	**862,766**	**836,876**	**(3.0)**	**2,416,250**	**2,191,885**	**(9.3)**

International Passengers*

	Mar-09	Mar-10	Change %	Jan-Mar 2009	Jan-Mar 2010	Change %
Acapulco	40,138	38,605	(3.8)	115,835	102,361	(11.6)
Ciudad Juárez	229	53	(76.9)	381	118	(69.0)
Culiacán	1,251	1,322	5.7	3,708	3,720	0.3
Chihuahua	5,733	5,735	0.0	15,907	16,066	1.0
Durango	781	1,025	31.2	2,726	3,817	40.0
Mazatlán	52,231	53,572	2.6	146,521	143,877	(1.8)
Monterrey	57,187	60,853	6.4	166,820	166,399	(0.3)
Reynosa	110	130	18.2	406	296	(27.1)
San Luis Potosí	4,589	5,345	16.5	14,319	14,757	3.1
Tampico	3,131	3,733	19.2	9,359	10,364	10.7
Torreón	3,819	3,961	3.7	11,840	11,030	(6.8)
Zacatecas	7,123	8,422	18.2	20,023	23,515	17.4
Zihuatanejo	40,668	34,342	(15.6)	122,459	107,614	(12.1)
OMA Total	**216,990**	**217,098**	**0.0**	**630,304**	**603,934**	**(4.2)**

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 960 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: April 8, 2010